

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3720</u>

March 24, 2009

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd
Broomfield, CO 80021-8869

> **Re**:   **Level 3 Communications, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 0-15658**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2008</u>
<u>Accounting comments</u>

<u>Item 7: Management's discussion and analysis of financial condition and results of operations</u>

<u>Critical Accounting Policies and Estimates-</u>
<u>Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets, page 74</u>

1. We note that goodwill accounted for 15% of total assets as of December 31, 2008. We
    note that revenues, operating income and segment income have not increased
    significantly in recent quarters due to the negative impact of the current economic
    environment. As a result of your impairment test of your reporting units as of December
    31, 2008, you determined that your goodwill balance was not impaired. In light of the
    significance of your goodwill balance, we expect robust and comprehensive disclosure in
    your critical accounting policies regarding your impairment testing policy. This
    disclosure should provide investors with sufficient information about management's
    insights and assumptions with regard to the recoverability of goodwill. Specifically, we
    believe you should provide the following information:

    -   Provide a more detailed description of the steps you perform to review goodwill for
        recoverability.

    -   Disclose a breakdown of your goodwill balance as of December 31, 2008 by
        reporting unit.

    -   Describe the nature of the valuation techniques you employed in performing the
        impairment tests. Qualitatively and quantitatively describe the significant estimates
        and assumptions used in your valuation model to determine the fair value of your
        reporting units in your impairment analysis. For example, since you utilize the
        discounted cash flow approach, you should disclose at a minimum:

        1) the discount rates for each reporting unit and how those discount rates were
        determined,

        2) how cash flows were determined, including your assumed growth rates, period
        of assumed cash flows and determination of terminal value, and

        3) your consideration of any market risk premiums.

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

  (1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

  (2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Financial Statements for the year ended December 31, 2008
Note (14) Segment Information, page F-58

2. You disclose that Level 3 Communications has two reportable segments: communications and coal mining. It appears that you may have more than one operating segment in the communications business since you provide various services that appear to have different economic characteristics, such as network services, wholesale voice services and other communications services as disclosed in MD&A. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in Note 14 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal R. Dharia, Senior Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director